March 13, 2025

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:

Request for Withdrawal of Form 40-APP filed under the Investment Advisers Act of 1940 Act, as amended (the “Advisers Act”) by Jefferies Credit Management LLC and Jefferies Credit Partners BDC Inc. (the “Registrants”); SEC File No. 803-00279

Ladies and Gentlemen:

The Registrants each inadvertently filed a Form 40-APP under the Advisers Act on February 24, 2025. The Advisers Act filing was erroneously made by the Registrants’ financial printer, which was directed to file the application solely under the Investment Company Act of 1940, as amended (the “1940 Act”). Upon review, it was determined that the Form 40-APP should only have been filed under the 1940 Act (i.e., File No. 812-15707).

Accordingly, we request that the application filed by each Registrant under the Advisers Act (File No. 803-00279) be withdrawn for each Registrant. We are not requesting that the application filed pursuant to the 1940 Act be withdrawn (File No. 812-15707), and in fact each Registrant filed an amendment to its 1940 Act application today.

It is our understanding that this application for withdrawal of the Advisers Act application will be deemed granted as of the date that it is filed with the Commission.

If you have any additional questions, or need additional information, please contact Ryan Brizek at (202) 636-5806.

Sincerely,

/s/ Adam Klepack
Adam Klepack

Copy to:	Ryan Brizek